Daxor Corporation
350 Fifth Avenue, Suite 4740
New York, NY 10118

April 2, 2019

Via EDGAR
United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Daxor Corporation – Post-Effective Amendment No. 2 to
Registration Statement on Form N-2
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-224509 (the "Registration Statement"), be declared effective on April 4, 2019, or as soon as is practicable thereafter.  For purposes of Rule 461, there is no underwriter at this time.
As was noted in the transmittal letter at the time of filing the Registration Statement, the filing was made solely to update Daxor's financial statements and make other non-material updates.  As Daxor has not yet sought no-action relief to allow its annual updates to go automatically effective, Daxor filed its annual update on POS 8C for review.
We also note that the transmittal letter requested selective review of the Registration Statement, and stated that the Registration Statement is substantially identical to that in Daxor's Pre-Effective Amendment No. 5 (File Nos. 333-224509 and 8111-22684), filed with the SEC on August 16, 2018, about 7 months ago.
Very truly yours,

DAXOR CORPORATION

By:   /s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer